MADISON FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010

January 21, 2016
BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Madison Funds (“Trust”) Form N-14 Registration Statement
(SEC File No. 333-208764)
Ladies and Gentlemen:
Filed herewith via EDGAR is Pre-Effective Amendment No. 2 to the Trust’s Form N-14 Registration Statement (combined information statement/prospectus) relating to the proposed reorganization of the Large Cap Growth Fund, a series of the Trust, with and into the Investors Fund, another series of the Trust. The purpose of this filing is to respond to comments received from the staff on the initial filing of the Registration Statement. What follows are the staff’s comments, followed by the Trust’s comments thereto. Capitalized terms not otherwise defined shall have the meanings set forth in the Registration Statement.
In connection herewith, the Trust understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Accounting Comments

1.	Comment: As part of the Trust’s response letter (i.e., correspondence), provide accounting survivor analysis for the proposed Reorganization.
Response: Attached hereto as Appendix A is the accounting survivor analysis for the Reorganization.

2.
Comment: In the fifth paragraph on the page entitled “Combined Prospectus/Information Statement” stating that the portfolio managers of the LCG Fund have or will dispose of a portion of the LCG Fund’s portfolio holdings, please provide an estimate of the percentage of portfolio holdings that are expected to be disposed of and include in the “Key Information About the Reorganization—Federal Income Tax Consequences” a discussion of the tax consequences including the expected realized gains/losses of such dispositions

Response: This disclosure has been revised to reflect the anticipated percentage reduction in LCF Fund holdings to more closely align the number of holdings with Investors Fund strategy of 25-40 holdings and to include in the federal income tax consequences including the expected realized gains/losses of such dispositions in the referenced section.

3.	Comment: In the sentence above the Comparison Fee Table, please delete the date February 29, 2016.
Response: This has been deleted.

4.	Comment: In the comparison fee table, please include a footnote explaining why the Class B shares are not included in the table.
Response: A footnote has been added.

5.	Comment: Please review the figures in the expense example table.
Response: These figures have been reviewed.

6.
Comment: In the Comparison Performance Table for the Large Cap Growth Fund, please explain why the Class Y Shares show “N/A” in the “Since Inception” column and Class Y Shares show N/A in the “10 Years” column.

Response: The Class A Shares have greater than ten years of performance history so we omitted the “Since Inception” returns. The Y Shares does not have ten years of performance history so the table reflects N/A in the “10 Year” column. We have clarified the disclosure to include the inception dates of the various Classes.

7.
Comment: In Note 1 to the Proforma Financial Information, it states that “All securities held by the LCG Fund comply with investment objectives, strategies and restrictions of the Investors Fund at period ended date in Note 1.” However, earlier it is described that securities of the LCG Fund will be sold to comply with the investment strategies of the Investors Fund. Please reconcile those statements. Please also include the percentage of portfolio and expected federal income tax consequences, including an estimate of expected realized gain/loss on the dispositions.

Response: We have clarified this disclosure to reflect that except for the reduction in number and percentage of holdings of the LCG Fund to align with the number of holdings of the Investors Fund strategy, all securities comply with the investment objectives, strategies and restrictions of the Investors Fund at period ended date in Note 1. We have included the expected federal income tax consequences.

8.	Comment: Under Note 3 to the Proforma Financial Information, the Proforma adjustments, please explain why there are two lines for Service agreement fees, and show the net effect of the adjustments.
Response: This disclosure has been revised.

9.	Comment: Under Note 5 to the Proforma Financial Information, please add disclosure regarding which fund’s performance will be carried over.
Response: This disclosure has been added.

10.	Comment: Please describe whether there will be any changes to any significant accounting policies.
Response: No changes in significant accounting policies are expected.
Legal Comments

1.
Comment: In the 1st paragraph on the page entitled “Combined Prospectus/Information Statement” please disclose the effect on the Class B Shareholders including reduced distribution/service (12b-1) fees and disclose there will be no Class B contingent deferred sales charge or Class A sales charge on the conversion.

Response: This disclosure has been added.

2.	Comment: In the same paragraph, please disclosure what will happen if the reorganization is not completed.
Response: This disclosure has been added.

3.
Comment: in the 3rd paragraph, please note the date of the Investors Fund special meeting and what would occur if the vote is delayed. Also note that if the amendment is not approved that the Reorganization will not be completed.

Response: This disclosure has been added.
4. Comment: In the 5th par on the same page regarding the discussion of the disposition of a small portion of the LCG Fund’s portfolio holdings in order to comply with the investment policies of Investors Fund, is this because the policy not to invest 5% in any single issuer or differences in strategy?
Response: This disclosure has been revised. The disposition is to more closely align the number of securities in the LCF Fund portfolio investment strategy with the number of securities in the Investors Fund investment strategy.
5. Comment: In Footnote 3 in the Comparison Fee Table, please state whether the Reorganization will still occur if approval is not obtained and if yes, include a column showing the current breakpoint.
Response: The Footnote has been revised to reflect that the reorganization will not occur if the approval is not obtained.
6. Comment: In Section D. Summary of Investment Objectives, Strategies, Risks– Please expand more on the actual similarities and differences (e.g., 25-40; 45-65 names).
Response: This disclosure has been expanded.
7. Comment: On page 8, the discussion of the “three-step process” please clarify if this method applies to both funds.

Response: This disclosure has been clarified.
8. Comment: On p. 9 Principal Investment Risks please clarify if the funds risks are exactly the same, if not, highlight differences and compare.
Response: This disclosure has been clarified.
9. Comment: In Section E. Key information about the Reorganization, regarding the Class B shares.  Again state the effect on the Class B shares and that there will be no contingent deferred sales charge.
Response: This has been added.

10.	Comment: On page 10 it states that there are “identical investment objectives and investment strategies.” Please reconcile whether they are “identical or substantially similar.”
Response: This language has been reconciled.
11. Comment: On page 10 where it states “The Funds’ Board of Trustees and the Funds’ investment adviser recognize that greater economies of scale and efficiencies can be attained by combining the assets of the Funds and that since the investment objectives are identical, such a combination would not materially alter the nature of the LCG Fund’s shareholders’ investment.” Request to delete second half of sentence “and that since the investment objectives are identical, such a combination would not materially alter the nature of the LCG Fund’s shareholders’ investment.”
Response: This language has been deleted.
* * * *
Also pursuant to Rule 461 under the 1933 Act, the Registrant and MFD Distributor, LLC, the Registrant’s principal distributor, hereby request that the Registration Statement be accelerated and declared effective on January 22, 2016, or as soon thereafter as is reasonably practicable.  In connection with the submission of this request for accelerated effectiveness, we hereby acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from this full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this filing, please call the undersigned at 608-216-9109.
Respectfully submitted,
/s/ Lisa R. Lange
Lisa R. Lange
Chief Legal Officer
Cc:    Alison White (SEC)
Kathy Churko (SEC)

Appendix A

Accounting Survivor

As a general rule of thumb, the accounting survivor of a reorganization (“Survivor”) should be the fund that the surviving fund looks most like. The accounting survivor’s historical performance remains in a reorganization. The AICPA audit guidance also states that the legal survivor or acquiring fund is generally the accounting survivor unless the factors noted below weigh strongly in the direction of the acquired fund.

Below is an analysis of the factors weighed in determining the Survivor to the proposed reorganization involving the Madison Investors Fund (“Acquiring Fund”) and the Madison Large Cap Growth Fund (“Acquired Fund”). When making this determination, the following factors are typically weighed:

1.Portfolio Management. Both the Acquired Fund and Acquiring Fund are managed by the same investment adviser (Madison Asset Management, LLC or MAM). The portfolio managers of the Acquired Fund are Sekelsky, DiBernardo & Dewey and of the Acquiring Fund are Sekelsky & Hayner. The surviving fund will be managed by Sekelsky & Hayner, which weighs in favor of the Acquiring Fund as the Survivor.

2.Portfolio Composition. The portfolio composition of the surviving fund will resemble the Acquiring Fund more so than the Acquired Fund, which weighs in favor of the Acquiring Fund as the Survivor.

3.Investment Objectives, Strategies, Restrictions. Both the Acquired Fund and the Acquiring Fund have the same investment objective of seeking long-term capital appreciation. They also have the same fundamental/non-fundamental investment policies. However, the surviving fund will be managed using the principal investment strategies of the Acquiring Fund. This factor weighs in favor of the Acquiring Fund as the Survivor.

4.Expense Structures and Expense Ratios. The expense structure of the Acquired Fund is as follows: 0.75% advisory fee and 0.20% service fee, for a net overall expense ratio of 0.95%. Additionally, the Acquired Fund’s advisory fee will be reduced 0.05% on assets exceeding $500 million, and by another 0.05% on assets exceeding $1 billion. The expense structure of the Acquiring Fund, subject to shareholder approval, will be the same as the Acquired Fund with a 0.02% service fee on Class R6 shares. This sums to a net overall expense ratio for the survivor fund of 1.20% on Class A, 0.95% on Class Y and 0.77% on Class R6 shares. This factor is neutral.

5.Asset Size. The following table shows each Fund’s net assets as of October 31, 2015:

Fund	Assets
Acquired Fund	$174,838,384
Acquiring Fund	$118,284,204
Pro Forma –	$293,122,588

Because the Acquired Fund’s assets are bigger and would make up approximately 59% of the surviving fund’s assets, this factor weighs in favor of the Acquired Fund as the Survivor.

6.Age of Fund. The Acquired Fund incepted December 29, 1997. The Acquiring Fund incepted November 1, 1978. Since the Acquiring Fund started operations first, this factor weighs in favor of the Acquiring Fund as the Survivor.

7.Fund Governance. The Acquired Fund and the Acquiring Fund have the same Board of Trustees and Charter; therefore, this factor is neutral.

Based on the foregoing, the Acquiring Fund has four factors in its favor, the Acquired Fund has one with two factors neutral. The Acquiring Fund or Madison Investors Fund will be the Accounting Survivor of the Reorganization.